U. S. SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 12b-25
Notification of Late Filing

(Check One):

[ ] Form 10-K	[X] Form 11-K	[ ] Form 20-F
[ ] Form 10-Q	[ ] Form N-SAR

For Period Ended: December 31, 1999

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information

Full Name of Registrant
The First Financial Holdings, Inc. Sharing Thrift Plan
Former Name if Applicable
Address of Principal Executive Office (Street and Number)	34 Broad Street
City, State and Zip Code	Charleston, South Carolina 29401

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X]	(b)

The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

See Exhibit 99, attached hereto.

Part IV--Other Information

(1)	Name and telephone number of person to contact in regard to this notification
	Susan E. Baham	843	529-5601
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

			[X] Yes	[ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

			[ ] Yes	[X] No

The First Financial Holdings, Inc. Sharing Thrift Plan
(Name of registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 28, 2000	By:	/s/ Susan E. Baham
Member of the First Financial Holdings, Inc. Sharing Thrift Plan Committee

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT 99
Letter from Accountants

Following is a replication of the letter received from our external accountants specifying the reason for filing a Form 12b-25 for Form 11-K.

MCLAIN, MOISE & ASSOCIATES, PC

Certified Public Accountants	409 King Street, First Floor Charleston, SC 29403 Tel: (843) 577-0414 Fax: (843) 577-0428

June 26, 2000

First Financial Holdings, Inc.
2440 Mall Drive, Suite 100
Charleston, SC 29406

Dear Representative:

We were unable to complete our audit and issue our opinion on the First Financial Holdings, Inc. Sharing Thrift Plan financial statements for the year ended December 31, 1999, due to not receiving the necessary information in a timely manner from the Plan Administrator.

Very truly yours, /s/McLain, Moise & Associates, PC McLain, Moise & Associates, PC /s/Gregory P. McLain, CPA Gregory P. McLain, CPA Partner